FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated June 29, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company

CNPJ/MF n.º 07.628.528/0001-59

NIRE 35.300.326.237

MINUTES OF THE  BOARD OF DIRECTORS MEETING HELD ON MAY 19th, 2015.

Date, time and venue: The meeting was held on May 19th, 2015, at 3:00 p.m. at the Company’s headquarters, located at Avenida Brigadeiro Faria Lima, 1.309, 5th. floor, in the City and State of São Paulo.

Call notice and attendance: All members of the Board of Directors were dully called pursuant to article 19, first paragraph of the Company´s By Laws, and the meeting was installed with undersigned members. It is considered the participation of Members via telephone and video conference, respectively, pursuant to article 19, caput, of the Company´s By Laws.

Presiding: Chairman: Eduardo S. Elsztain; and Secretary: Julio Cesar de Toledo Piza Neto.

Agenda: To resolve on the approval of the sale of Cremaq Farm, located in the cities of Baixa Grande do Ribeiro and Ribeiro Gonçalves, state of Piauí, with the total area of 27.300 hectares (“Cremaq Farm”) and its assets (“Assets”), by Cremaq Real Estate – Brasilagro Subsidiary e by the Company.

Resolutions: Once the meeting was installed, the Board members examined the item on the agenda and resolved unanimously and without restrictions as follows:

1.                  To approve the sale of Cremaq Farm and its Assets ,for the total price of R$ 270.0 million, so R$ 242.0 million for  Cremaq Farm, and R$ 28.0 million for the Assets, this way:  (i) R$ 5.0 million on the signature of the purchase and sale agreement (“Agreement”); (ii) R$ 62.5 million, within 15 working days from the Agreement’s signature, since the due diligence were satisfactorily completed; e (iii) R$ 202.5 within 15 working days by electronic transfer to an Escrow Account owned by Cremaq Real Estate (“Escrow”), since the due diligence were satisfactorily completed and signed the dissolution of the rural lease agreement between the Company and Cremaq Real Estate. The funds on the Escrow will be released to Cremaq Real Estate, by joint signatures of the parties, until  December 12th, 2015, since the conditions precedent set forth in the Agreement were fulfilled, excepted the amount of R$ 4.0 million, that will be released proportionally by obtaining environmental licenses and permits for an additional area of Cremaq Farm not yet explored,  corresponding to 150 hectares, and since the conditions precedent were fulfilled for that release set forth in the Agreement. In view of this resolution, the members of the Board of Executive Officers are hereby authorized to carry out any acts and any documents necessary to sign the respective Cremaq Farm public deed and any other documents required to the business transaction herein approved.

Conclusion: There being no further business, these minutes were drafted, approved and signed by all the Board of Directors members present to the meeting and by the Chairman and Secretary of the Table. São Paulo, May 19th, 2015.

Signatures: Chairman of the Table: Eduardo S. Elsztain. Secretary: Julio Cesar de Toledo Piza Neto. Board Members: Eduardo S. Elsztain, Alejandro G. Elsztain, João de Almeida Sampaio Filho, David Alberto Perednik, and Fábio Schuler Medeiros.

Compared to the original drafted on own books.

____________________________________

Julio Cesar de Toledo Piza Neto

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: June 29, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer